Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

Years Ended December 31,
	2013	2014	2015	2016	2017
Pre-tax income from continuing operations	$223,545	$278,748	$248,835	$112,859	$(69,138)
Amortization of capitalized interest	—	—	—	—	—
Less: Interest capitalized during the period	—	—	—	—	—
Fixed charges:	—	—	—	—	—
Interest	—	—	—	—	—
Interest portion of rental expense	—	—	—	—	—

Total fixed charges	—	—	—	—	—

Earnings before income taxes and fixed charges	$223,545	$278,748	$248,835	$112,859	$(69,138)

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A

(1)	For purposes of determining the ratios of earnings to fixed charges, “earnings” consists of earnings before income taxes plus fixed charges less capitalized interest. “Fixed charges” consists of interest expense, capitalized interest and that portion of operating lease rental expense we have deemed to represent the interest factor of such expense.

For the five fiscal years ended December 31, 2017, we had no fixed charges and no preferred stock outstanding for which we were required to pay dividends. Accordingly, we have no ratio of earnings to fixed charges, and no ratio of earnings to combined fixed charges and preferred stock dividends, to illustrate for this period.